03002061

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2003 WASH. D.C. 155

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- ~~13174~~ 28967 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bentley-Lawrence Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 W. Big Beaver Road, Suite 650
(No. and Street)

Troy (City) — Michigan (State) — 48084 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard L. Coskey — (248) 649-4800 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Hwy. (Address) — Roseville (City) — Michigan (State) — 48066 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Richard L. Coskey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bentley-Lawrence Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

KATHLEEN A. HOFER
NOTARY PUBLIC OAKLAND CO., MI
MY COMMISSION EXPIRES Oct 18, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

[x](o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BENTLEY-LAWRENCE SECURITIES, INC.

**FINANCIAL STATEMENTS**

**and**

**SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE**

**SECURITIES AND EXCHANGE COMMISSION**

**FOR THE YEAR ENDED DECEMBER 31, 2002**

**with**

**REPORT OF CERTIFIED PUBLIC ACCOUNTANTS**

**BENTLEY-LAWRENCE SECURITIES, INC.**

**TABLE OF CONTENTS**

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

# INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Bentley-Lawrence Securities, Inc.

We have audited the accompanying balance sheets of Bentley-Lawrence Securities, Inc. as of December 31, 2002 and 2001 and the related statements of stockholders' equity, operations, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bentley-Lawrence Securities, Inc. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 9 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

February 7, 2003

**BENTLEY-LAWRENCE SECURITIES, INC.**
**BALANCE SHEETS**
**December 31, 2002 and 2001**

## ASSETS

| | 2002 | 2001 |
|---|---|---|
| Cash | $ 32,079 | $ 43,425 |
| Securities owned: | | |
| Money market funds | 267,575 | 274,363 |
| Other, not readily marketable, at cost | 3,300 | 3,300 |
| Accounts receivable: | | |
| Brokers, dealers and clearing organization | 35,263 | 16,996 |
| Salesmen and other | 2,729 | 401 |
| Deposit – clearing organization | 25,000 | 25,000 |
| Refundable Federal income taxes (Note 1) | 5,160 | 39,122 |
| Prepaid taxes and expenses | 17,830 | 19,456 |
| Equipment, net of accumulated depreciation of $39,847 and $36,121 | 11,343 | 15,069 |
| | $400,279 | $437,132 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2002 | 2001 |
|---|---|---|
| Accounts payable: | | |
| Commissions due sales representatives | $ 22,432 | $ 37,286 |
| Payroll taxes withheld and accrued | 3,595 | 3,448 |
| Accrued expenses | 18,199 | 15,784 |
| Total liabilities | 44,226 | 56,518 |
| Stockholders' equity: | | |
| Common stock, par value $1.00 per share: | | |
| Class A voting, 100,000 shares authorized; 52,671 shares issued | 52,671 | 52,671 |
| Class B non-voting, 500,000 shares authorized ; 20,000 shares issued | 20,000 | 20,000 |
| Capital in excess of par value | 140,574 | 140,574 |
| Retained earnings | 142,808 | 167,369 |
| Net stockholders' equity | 356,053 | 380,614 |
| | $400,279 | $437,132 |

See accompanying notes.

**BENTLEY-LAWRENCE SECURITIES, INC.**
**STATEMENTS OF STOCKHOLDERS' EQUITY**
**For The Years Ended December 31, 2002 And 2001**

| | Common Stock | | | | |
|---|---|---|---|---|---|
| | Class A Voting | Class B Non-Voting | Capital In Excess Of Par Value | Retained Earnings | Net Stockholders' Equity |
| Balance, December 31, 2000 | $ 52,671 | $ 20,000 | $140,574 | $193,099 | $406,344 |
| Net Loss For The Year Ended December 31, 2001 | - | - | - | (25,730) | (25,730 |
| Balance, December 31, 2001 | 52,671 | 20,000 | 140,574 | 167,369 | 380,614 |
| Net Loss For The Year Ended December 31, 2002 | - | - | - | (24,561) | (24,561 |
| Balance, December 31, 2002 | $ 52,671 | $ 20,000 | $140,574 | $142,808 | $356,05[illegible] |

See accompanying notes.

**BENTLEY-LAWRENCE SECURITIES, INC.**
**STATEMENTS OF OPERATIONS**
**For The Years Ended December 31, 2002 And 2001**

| | 2002 | 2001 |
|---|---|---|
| Income: | | |
| Commissions and fees | $1,456,652 | $1,879,207 |
| Net gains on security transactions | 265 | 254 |
| Interest | 3,412 | 12,247 |
| Total income | 1,460,329 | 1,891,708 |
| Commissions and clearing charges: | | |
| Commissions paid | 941,670 | 1,368,819 |
| Trading and clearing charges | 136,799 | 105,899 |
| Total commissions and clearing charges | 1,078,469 | 1,474,718 |
| Gross profit from operations | 381,860 | 416,990 |
| Selling, general and administrative expenses | 404,421 | 451,222 |
| Loss before provision for taxes | (22,561) | (34,232) |
| Provision for taxes: | | |
| Refundable Federal income tax (Note 1) | - | (11,928) |
| Federal income tax | - | - |
| Single Business tax | 2,000 | 3,426 |
| Total provision for taxes | 2,000 | (8,502) |
| Net loss | $ (24,561) | $ (25,730) |

See accompanying notes.

**BENTLEY-LAWRENCE SECURITIES, INC.**
**STATEMENTS OF CASH FLOWS**
**For The Years Ended December 31, 2002 And 2001**

| | 2002 | 2001 |
|---|---|---|
| Increase (decrease) in cash and cash equivalents: | | |
| Cash flows from operating activities: | | |
| Fees and commissions received | $1,438,385 | $1,882,162 |
| Security gains | 265 | 254 |
| Interest received | 3,412 | 12,247 |
| Commissions paid | (958,852) | (1,339,550) |
| Trading and clearing charges | (136,799) | (105,899) |
| Other selling, general and administrative expenses paid | (398,507) | (491,783) |
| Employee benefit plan payments | - | (37,250) |
| Federal and State taxes refunded (paid) | 33,962 | (4,926) |
| Net cash used by operating activities | (18,134) | (84,745) |
| Cash flows from investing activities: | | |
| Purchases of furniture and equipment | - | (9,220) |
| Net cash used by investing activities | - | (9,220) |
| Net decrease in cash and cash equivalents | (18,134) | (93,965) |
| Cash and cash equivalents at beginning of year | 317,788 | 411,753 |
| Cash and cash equivalents at end of year | $299,654 | $ 317,788 |

See accompanying notes.

**BENTLEY-LAWRENCE SECURITIES, INC.**
**STATEMENTS OF CASH FLOWS**
**For The Years Ended December 31, 2002 And 2001**
**(Continued)**

| | 2002 | 2001 |
|---|---|---|
| Reconciliation of net income to net cash used in operating activities: | | |
| Net (loss) | $(24,561) | $(25,730) |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | | |
| Depreciation and amortization | 3,726 | 2,943 |
| (Increase) decrease in: | | |
| Accounts receivable | (20,595) | 3,320 |
| Refundable Federal income taxes | 33,962 | (11,928) |
| Prepaid expenses | 1,626 | (15,570) |
| Increase (decrease) in: | | |
| Accounts payable | (14,707) | 10,923 |
| Accrued expenses | 2,415 | (9,953) |
| Amount due Employee Benefit Plan | - | (37,250) |
| Federal and Michigan single business taxes payable | - | (1,500) |
| Total adjustments | 6,427 | (59,015) |
| Net cash used by operating activities | $(18,134) | $(84,745) |

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers money market funds as cash equivalents.

See accompanying notes.

BENTLEY-LAWRENCE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 And 2001

## Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Bentley-Lawrence Securities, Inc., was incorporated in the State of Michigan in 1987 and operates as a securities broker dealer.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a trade date basis.

Securities Owned

Securities owned are valued at market and unrealized gains and losses are reflected in income.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Equipment

Equipment is recorded at cost and depreciated over the estimated useful lives of the assets on the straight-line, declining balance and accelerated and modified accelerated cost recovery system methods.

Income taxes

Refundable Federal income taxes are summarized as follows:

| | December 31, 2002 | 2001 |
|---|---|---|
| Refundable Federal income taxes from carryback of net operating loss to prior year | $ - | $11,928 |
| Refundable Federal estimated tax payments from prior years | 5,160 | 27,194 |
| | $5,160 | $39,122 |

In addition, the Company has available a net operating loss carryforward of approximately $17,500 to offset against future taxable income.

## Note 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2002, the Company's net capital was $310,624 and its required net capital was $50,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.14 to 1.

## Note 3 – EMPLOYEE BENEFIT PLAN

The Company maintains a Simplified Employee Pension Plan (SEP) for all eligible employees. The Company's contribution to the Plan, as determined by the Board of Directors is discretionary but may not exceed 25% of the annual aggregate compensation (as defined) paid participating employees. The Board of Directors elected not to make a contribution to the Plan for the years ended December 31, 2002 and 2001.

## Note 4 – LEASE COMMITMENTS

The Company leases under operating leases its facilities and various items of equipment. Minimum lease payments on leases outstanding at December 31, 2002 are as follows:

| Year Ended December 31, | Operating Facilities | Equipment | Total |
|---|---|---|---|
| 2003 | 91,500 | 3,400 | 94,900 |
| 2004 | 93,500 | 2,500 | 96,000 |
| 2005 | 95,000 | - | 95,000 |
| 2006 | 56,000 | - | 56,000 |

For the years ended December 31, 2002 and 2001, the total lease expense pursuant to operating leases amounted to $93,216 and $70,692 , respectively, and is included in selling, general, and administrative expense in the attached Statement of Operations.

## Note 5 – CONTINGENCIES

From time to time the Company is named in legal actions which management considers to be incidental to the industry in which it operates. The disposition of matters pending at December 31, 2002, in the opinion of management, will not have a material adverse effect on the Company's financial position.

# SUPPORTING SCHEDULES

**BENTLEY-LAWRENCE SECURITIES, INC.**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**December 31, 2002**

| | |
|---|---|
| 1. Total ownership equity | $356,053 |
| 2. Deduct ownership equity not allowable for net capital | - |
| 3. Total ownership equity qualified for net capital | 356,053 |
| 4. Add: | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | - |
| B. Other (deductions) or allowable credits | - |
| 5. Total capital and allowable subordinated liabilities | 356,053 |
| 6. Deduction and/or charges: | |
| A. Total non-allowable assets from Statement of Financial Condition | 40,078 |
| 7. Other additions and/or allowable credits | - |
| 8. Net capital before haircuts on securities positions | 315,975 |
| 9. Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f]) | 5,351 |
| 10. Net capital | 310,624 |
| 13. Net capital requirement | 50,000 |
| 14. Excess net capital | $260,624 |

**BENTLEY-LAWRENCE SECURITIES, INC.**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**December 31, 2002**

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| 16. Total liabilities from balance sheet | $44,226 |
| 19. Total aggregate indebtedness | 44,226 |
| 20. Percentage of aggregate indebtedness to net capital | 14.24% |

## STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by Bentley-Lawrence Securities, Inc. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date.

**BENTLEY-LAWRENCE SECURITIES, INC.**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
**FOR BROKER-DEALER UNDER RULE 15c3-3**
**December 31, 2002**

Bentley-Lawrence Securities, Inc., is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".

# BENTLEY-LAWRENCE SECURITIES, INC.

## SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

## PURSUANT TO RULE 17a-5 OF THE

## SECURITIES AND EXCHANGE COMMISSION

**December 31, 2002**

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970

Board of Directors and Stockholders
Bentley-Lawrence Securities, Inc.

In planning and performing our audit of the financial statements of Bentley-Lawrence Securities, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We reviewed the procedures for determining the compliance with the exemptive provisions of Rule 15c3-3 and determined that the Company was in compliance with the conditions of the exemption and no facts came to our attention that indicated that such provisions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William L. Minolett & Co. P.C.

February 7, 2003